LABOR SMART, INC.

3270 FLORENCE Road, Suite 200

Powder Springs, Georgia 30141

July 24, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Labor Smart, Inc. - Registration Statement on Form S-1 (File No. 333-201931)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Labor Smart, Inc. (the “Company”) hereby respectfully requests that the Staff of the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1, File Number 333-201931 (the “Registration Statement”), including all exhibits thereto, effective as of the date first set forth above.  No securities have been sold pursuant to the Registration Statement and the Registration Statement has not been declared effective.

The Company is requesting withdrawal of the Registration Statement because it does not intend to proceed with the offering that was the subject of the Registration Statement. Accordingly, the Company requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

The Company requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you are in need of additional information, please feel free to contact David B. Manno, Esq. of Sichenzia Ross Friedman Ference LLP at (212) 930-9700 or via facsimile at (212) 930 9725.

Very truly yours,

/s/ Ryan Schadel_________
Ryan Schadel
President and Chief Executive Officer

cc:	David B. Manno, Sichenzia Ross Friedman Ference LLP